Exhibit 99.3

SIMS METAL MANAGEMENT
LIMITED
ABN 69 114 838 630
APPENDIX 4D
HALF YEAR REPORT
Pursuant to ASX Listing Rule 4.2A
31 DECEMBER 2010
ASX code: SGM

Sims Metal Management Limited
Half year ended: 31 December 2010
Previous corresponding period: 31 December 2009
Results for announcement to the market

	Up/	%		Current Period
	Down	Change		A$M
Revenue from ordinary activities	Up	16.6%	to	3,954.3

Profit from ordinary activities after tax attributable to members	Up	23.6%	to	49.3

Net profit for the period attributable to members	Up	23.6%	to	49.3
Dividends for the half year period

	Cents per	% Franked per
	Security	Security
Current period interim dividend	12.0	42%
Previous corresponding period interim dividend	10.0	100%

Record date	18 March 2011
Payment date	8 April 2011
Net tangible asset backing

	December	December
	2010	2009
Net tangible asset backing per ordinary share	A$8.51	A$8.87
For further explanation of the above figures, please refer to the Directors’ Report, press release and market presentations filed with the Australian Securities Exchange Limited (“ASX”).
The remainder of the information required by Listing Rule 4.2A is contained in the attached additional information.
The half year financial report is based on accounts which have been subject to an independent review and are not subject to dispute or qualification.

Sims Metal Management Limited
Contents

Sims Metal Management Limited
Contents
Directors’ report
Your directors present their report on the consolidated entity (the “Group”) consisting of Sims Metal Management Limited (the “Company”) and the entities it controlled at the end of, or during, the half year ended 31 December 2010.
Directors
The following persons listed below were Directors of the Company during the half year ended 31 December 2010 and up to the date of this report:

Name	Title
Executive Directors:
Daniel W. Dienst	Group Chief Executive Officer

Non-Executive Directors:
Paul J. Varello	Chairman and Independent Non-Executive Director
Norman R. Bobins	Independent Non-Executive Director
Geoffrey N. Brunsdon	Independent Non-Executive Director
J. Michael Feeney	Independent Non-Executive Director
Robert Lewon	Independent Non-Executive Director
Gerald E. Morris	Independent Non-Executive Director
Christopher J. Renwick [1]	Independent Non-Executive Director
Makoto P. Sukagawa	Non-Independent, Non-Executive Director
James T. Thompson	Independent Non-Executive Director

[1]	Mr Renwick was re-elected as an Independent Non-Executive Director at the Company’s annual general meeting on 19 November 2010.
Review of Operations
A review of the operations of the Group during the half year and the results of those operations are set out in the press release announcing the results for the half year as filed with the ASX.
Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the half year not otherwise disclosed elsewhere in this report.
Subsequent events after the balance sheet date
Other than the items disclosed in Note 11 of the half year financial report, the directors are not aware of any other matter or circumstance that has arisen since the end of the half year which will significantly affect, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group entity in subsequent financial years.
Auditor’s Independence Declaration
A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 3.

Sims Metal Management Limited
Directors’ Report (“continued”)
Rounding of Amounts to Nearest Hundred Thousand Dollars
The amounts in this report, where appropriate and unless otherwise stated, have been rounded off to the nearest hundred thousand dollars in accordance with ASIC Class Order 98/100.
This report is made in accordance with a resolution of the Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	New York
17 February 2011	17 February 2011

Auditor’s Independence Declaration
As lead auditor for the review of Sims Metal Management Limited for the half year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker	Sydney
Partner	18 February 2011
PricewaterhouseCoopers
PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
DX 77 Sydney, Australia
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Sims Metal Management Limited
Consolidated Income Statements
For the half year ended 31 December 2010

		Half year ended
		31 December
		2010	2009
	Note	A$M	A$M
Revenue	2	3,954.3	3,391.4

Other income	4	18.4	19.8
Raw materials used and changes in inventories		(2,936.4)	(2,348.7)
Freight expense		(343.5)	(372.7)
Employee benefits expense		(200.0)	(206.8)
Depreciation and amortisation expense	4	(66.5)	(73.9)
Repairs and maintenance expense		(59.0)	(55.4)
Other expenses		(286.9)	(291.9)
Finance costs		(12.1)	(7.9)
Share of pre-tax profit of investments accounted for using the equity method		3.8	1.6

Profit before income tax		72.1	55.5

Income tax expense	5	(22.8)	(15.6)

Profit for the half year		49.3	39.9

Earnings per share:		A¢	A¢

Basic	3	24.1	21.3
Diluted	3	24.0	21.2
The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Comprehensive Income
For the half year ended 31 December 2010

		Half year ended
		31 December
		2010	2009
	Note	A$M	A$M
Profit for the half year		49.3	39.9

Other comprehensive (loss)/income
Changes in the fair value of other financial assets		1.4	—
Changes in the fair value of derivatives held as cash flow hedges		2.8	(0.9)
Exchange differences on translation of foreign operations		(419.6)	(213.0)
Actuarial gains on retirement benefit obligations		3.7	1.5
Income tax on other comprehensive (loss)/income		(2.5)	(0.2)

Other comprehensive loss for the half year, net of tax		(414.2)	(212.6)

Total comprehensive loss for the half year		(364.9)	(172.7)

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Financial Position
As at 31 December 2010

		31 December	30 June
		2010	2010
	Note	A$M	A$M
ASSETS
Current assets
Cash and cash equivalents		106.0	132.3
Trade and other receivables		427.3	576.2
Tax receivable		7.4	—
Inventory		832.6	776.9
Other financial assets		8.0	8.7

Total current assets		1,381.3	1,494.1

Non-current assets
Receivables		8.1	7.9
Investments accounted for using the equity method	6	315.3	369.5
Other financial assets		—	21.4
Property, plant and equipment		850.7	925.8
Deferred tax assets		88.9	74.1
Goodwill	7	995.1	1,151.7
Other intangible assets		153.1	195.2

Total non-current assets		2,411.2	2,745.6

Total assets		3,792.5	4,239.7

LIABILITIES
Current liabilities
Trade and other payables		562.5	614.2
Borrowings		0.2	0.6
Other financial liabilities		13.7	5.0
Current tax liabilities		14.8	23.2
Provisions		24.5	31.1

Total current liabilities		615.7	674.1

Non-current liabilities
Payables		4.9	3.3
Borrowings		142.9	116.6
Deferred tax liabilities		112.3	133.7
Provisions		19.5	22.2
Retirement benefit obligations		4.9	11.0

Total non-current liabilities		284.5	286.8

Total liabilities		900.2	960.9

Net assets		2,892.3	3,278.8

EQUITY
Contributed equity	8	2,810.4	2,795.2
Reserves		(348.6)	58.1
Retained earnings		430.5	425.5

Total equity		2,892.3	3,278.8

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Changes in Equity
For the half year ended 31 December 2010

		Contributed		Retained	Total
		equity	Reserves	earnings	equity
	Note	A$M	A$M	A$M	A$M
Balance at 1 July 2010		2,795.2	58.1	425.5	3,278.8

Total comprehensive (loss)/income for the half year		—	(416.8)	51.9	(364.9)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	9	—	—	(46.9)	(46.9)
Share-based payments		3.7	10.1	—	13.8
Dividend reinvestment plan	8	11.5	—	—	11.5

		15.2	10.1	(46.9)	(21.6)

Balance at 31 December 2010		2,810.4	(348.6)	430.5	2,892.3

Balance at 1 July 2009		2,352.9	166.0	340.1	2,859.0

Total comprehensive (loss)/income for the half year		—	(213.6)	40.9	(172.7)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	9	—	—	(18.2)	(18.2)
Share-based payments		—	6.9	—	6.9
Issue of shares under institutional placement	8	391.4	—	—	391.4
Issue of shares under share purchase plan	8	41.4	—	—	41.4
Dividend reinvestment plan	8	2.7	—	—	2.7

		435.5	6.9	(18.2)	424.2

Balance at 31 December 2009		2,788.4	(40.7)	362.8	3,110.5

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Cash Flows
For the half year ended 31 December 2010

		Half year ended 31
		December
		2010	2009
	Note	A$M	A$M
Cash flows from operating activities
Receipts from customers		4,052.0	3,394.3
Payments to suppliers and employees		(3,944.4)	(3,377.0)
Interest received		1.9	1.3
Interest paid		(9.7)	(7.8)
Dividends received from associates and jointly controlled entities		1.9	4.6
Income taxes (paid)/refunded		(27.7)	46.4

Net cash inflow from operating activities		74.0	61.8

Cash flows from investing activities
Payments for property, plant and equipment		(79.6)	(49.8)
Payments for acquisition of subsidiaries, net of cash acquired	7	(42.9)	(110.3)
Proceeds from sale of property, plant and equipment		2.3	3.4
Payments for other financial assets		(27.7)	—
Proceeds from sale of other financial assets		54.4	—
Return of capital from jointly controlled entities		—	0.4
Loan to a third party		(6.0)	—
Proceeds from repayment on a third party loan		0.1	—

Net cash outflow from investing activities		(99.4)	(156.3)

Cash flows from financing activities
Proceeds from borrowings		1,437.7	521.9
Repayment of borrowings		(1,389.8)	(681.7)
Fees paid for loan facilities		(1.0)	—
Proceeds from issue of shares	8	3.7	441.4
Transaction costs associated with issue of shares		—	(8.6)
Dividends paid		(35.4)	(15.5)

Net cash inflow from financing activities		15.2	257.5

Net (decrease)/increase in cash and cash equivalents		(10.2)	163.0
Cash and cash equivalents at the beginning of the half year		132.3	69.5
Effects of exchange rate changes on cash and cash equivalents		(16.1)	(7.5)

Cash and cash equivalents at the end of the half year		106.0	225.0

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2010
Note 1 – Summary of significant accounting policies
(a) Reporting entity
Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the half year ended 31 December 2010 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The consolidated financial statements are presented in Australian dollars (A$), which is the Group’s presentational currency.
(b) Statement of compliance
The half year financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting and the requirements of the Corporations Act 2001. International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half year financial report also complies with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board.
The half year financial report does not include all the notes normally included in an annual report. Accordingly, the half year financial report should be read in conjunction with the annual financial report for the year ended 30 June 2010 and any public announcements made by the Company during the half year ended 31 December 2010 in accordance with the continuous disclosure requirements of the Corporations Act 2001.
(c) Basis of preparation
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 of the annual financial report for the year ended 30 June 2010.
Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported consolidated financial statements. The Group reclassified unrealised gains on held for trading commodity derivatives of A$3.6 million from “other income” to “other expenses” in the consolidated income statement for the half year ended 31 December 2009 to be consistent with the current period presentation.
(d) Changes in significant accounting policies
The Group’s significant accounting policies have remained unchanged from the annual financial report for the year ended 30 June 2010.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2010
Note 2 – Segment information
(a) Description of segments
The Group is principally organised geographically and then by line of business. While the Group Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America – comprising the United States of America and Canada.

•	Australasia – comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe – comprising United Kingdom, Sweden, Belgium, the Netherlands and Germany.

The Group also reports revenues by the following product groups:

•	Ferrous secondary recycling – comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling – comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

•	Secondary processing – comprising value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions – comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.
There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2010.
(b) Information about reportable segments

	North
	America	Australasia	Europe
Half year ended 31 December 2010	A$M	A$M	A$M	A$M
Total sales revenue	2,575.4	679.4	696.1	3,950.9
Other revenue/income	0.4	2.8	0.2	3.4

Total segment revenue	2,575.8	682.2	696.3	3,954.3

Segment EBIT	26.6	19.3	36.4	82.3

Interest income				1.9
Finance costs				(12.1)

Profit before income tax				72.1

Other items:
Depreciation and amortisation expense	43.4	10.5	12.6	66.5
Share of pre-tax profit of investments accounted for using the equity method	1.9	1.9	—	3.8
Acquisitions of property, plant and equipment	50.0	15.7	13.9	79.6

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2010
Note 2 — Segment information (continued)
(b) Information about reportable segments (continued)

	North
	America	Australasia	Europe
Half year ended 31 December 2009	A$M	A$M	A$M	A$M
Total sales revenue	2,236.6	597.8	554.5	3,388.9
Other revenue/income	1.0	1.4	0.1	2.5

Total segment revenue	2,237.6	599.2	554.6	3,391.4

Segment EBIT	28.0	12.3	21.8	62.1

Interest income				1.3
Finance costs				(7.9)

Profit before income tax				55.5

Other items:
Depreciation and amortisation expense	49.4	11.2	13.3	73.9
Share of pre-tax profit/(loss) of investments accounted for using the equity method	(1.1)	2.7	—	1.6
Acquisitions of property, plant and equipment	31.8	9.0	9.0	49.8
Impairment of property, plant and equipment	—	(0.2)	—	(0.2)
Segment balance sheet information is as follows:

	North
	America	Australasia	Europe
31 December 2010	A$M	A$M	A$M	A$M
Total assets	2,617.4	546.8	628.3	3,792.5
Investments in associates and jointly controlled entities	293.3	22.0	—	315.3

30 June 2010
Total assets	3,032.3	562.8	644.6	4,239.7
Investments in associates and jointly controlled entities	348.9	20.6	—	369.5
(c) Revenue by product

	Half year ended
	31 December
	2010	2009
	A$M	A$M
Ferrous metal recycling	2,663.0	2,322.3
Non-ferrous metal recycling	796.8	663.1
Secondary processing	100.1	95.8
Recycling solutions	391.0	307.7

Total sales revenue	3,950.9	3,388.9

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2010
Note 3 — Earnings per share

	Half year ended
	31 December
	2010	2009
Earnings per share as previously reported (in cents)
Basic	—	21.4
Diluted	—	21.3
Effect of equity issue [1]	—	(0.1)
Earnings per share as restated (in cents)
Basic	24.1	21.3
Diluted	24.0	21.2

Weighted average number of shares used in the denominator (’000)
Number of shares for basic earnings per share	204,175	186,584
Effect of equity issue [1]	—	717

Basic shares	204,175	187,301
Dilutive effect of share based awards	1,111	1,065

Diluted shares	205,286	188,366

[1]	In accordance with AASB 133 (IAS 33) Earnings per Share, an adjustment to shares issued was required in the calculation of earnings per share for the prior half year as a result of the equity offering completed by the Company in November and December 2009. These shares were offered to existing shareholders at a discount to the market price. This gave rise to a retrospective restatement of the weighted average number of shares.
Note 4 — Profit before income tax
Profit before income tax includes the following items whose disclosures are relevant to explaining the financial performance of the Group:

	Half year ended
	31 December
	2010	2009
	A$M	A$M
(a) Other income
Gain on sale of other financial assets	11.0	—
Net gain on held for trading currency derivatives	—	7.3
Remeasurement at fair value of existing interest in Port Albany Ventures LLC (“Port Albany”) (Note 6)	—	8.7
Net gain on disposal of property, plant and equipment	0.9	1.0
Arbitration settlement	3.0	—
Net foreign exchange gain	0.4	—
Government grants	0.4	0.4
Other	2.7	2.4

	18.4	19.8

(b) Depreciation and amortisation
Depreciation expense	51.7	56.3
Amortisation expense	14.8	17.6

	66.5	73.9

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2010
Note 4 — Profit before income tax (continued)

	Half year ended
	31 December
	2010	2009
	A$M	A$M
(c) Expenses included due to their size or nature
Write-down of inventories to net realisable value	0.7	0.3
Redundancies	—	5.3
Net loss on held for trading currency derivatives	1.1	—
Net loss on held for trading commodity derivatives	39.1	26.5
Net foreign exchange loss	—	13.8
Note 5 — Income tax
The prima facie income tax on profit before income tax differs from the income tax charged in the consolidated income statement and is reconciled as follows:

	Half year ended
	31 December
	2010	2009
	A$M	A$M
Profit before income tax	72.1	55.5

Tax at the standard Australian rate of 30%	21.6	16.7
Effect of tax rates in other jurisdictions	2.6	0.9
Non-deductible expenses	0.8	0.5
Share-based payments	(0.5)	1.3
Losses not tax effected	0.3	—
Non-assessable income	(0.3)	(1.0)
Adjustments for prior years	(0.2)	1.5
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	—	(2.6)
Prior year tax loss not previously recognised	—	(0.1)
Other	(1.5)	(1.6)

Income tax expense	22.8	15.6

Note 6 — Investments in associates and jointly controlled entities
At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with AASB 3 (IFRS 3) Business Combinations, and AASB 127 (IAS 27) Consolidated and Separate Financial Statements, the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain in the half year ended 31 December 2009, calculated as follows:

2009
A$M
Fair value of 50% interest in Port Albany	14.3
Less: carrying amount of Port Albany investment	(5.6)

Gain recognised on acquisition	8.7

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2010
Note 7 — Business combinations
Summary of acquisitions
•	On 13 August 2010, the Group purchased the recycling assets and business of Wincanton PLC. This e-recycling business has recycling plants at various locations in the United Kingdom.

•	On 20 October 2010, the Group purchased the issued capital of TIC Group India Private Limited. This e-recycling business is located in Delhi, India.

•	On 2 December 2010, the Group purchased the issued capital of Cooper Metals Recycling Limited. This business is a ferrous and non-ferrous scrap metal recycler located in the United Kingdom.

•	On 3 December 2010, the Group purchased certain assets and the business of Crash’s Auto Parts and Sales, Inc. This business is a ferrous and non-ferrous scrap processor located in Utica, New York in the United States.
Had the above acquisitions occurred on 1 July 2010, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post acquisition was not significant.
Purchase consideration for the above acquisitions and cash outflow were as follows:

A$M
Cash paid for current year acquisitions	43.3
Payments for contingent consideration on prior year acquisitions	0.9
Cash acquired	(1.3)

Cash outflow for acquisitions	42.9

The Group has provisionally recognised the fair values of the identifiable assets and liabilities of the above acquisitions based upon the best information available as of the reporting date. The provisional fair values were as follows:

A$M
Cash	1.3
Trade and other receivables	0.3
Inventory	0.1
Property, plant and equipment	21.0
Identified intangible assets	2.8
Trade and other payables	(3.6)
Current tax liabilities	(0.3)
Non-current payables	(1.2)

Net assets acquired	20.4

Goodwill recognised as a result of the above acquisitions was as follows:

A$M
Total cash consideration	43.3
Less: net assets acquired	(20.4)

Goodwill on acquisition	22.9

The goodwill is attributable to several factors including site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.
Acquisition-related costs amounting to A$0.4 million have been excluded from the consideration transferred and have been recognised in the period, within the “other expenses” line item.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the half year ended 31 December 2010
Note 8 — Contributed equity
Movements in the ordinary share balance were as follows:

	Half year ended
	31 December
	2010	2009
	’000	’000
On issue at the beginning of the period	203,881	182,228
Issued under long-term incentive plans	358	88
Issued under the institutional placement	—	19,048
Issued under the share purchase plan	—	1,973
Issued under the dividend reinvestment plan	683	127

On issue at the end of the period	204,922	203,464

Note 9 — Dividends
Details of dividends paid are as follows:

	Half year ended
	31 December
	2010	2009
	A$M	A$M
Final ordinary dividend for the year ended 30 June 2010 of 23 cents (74% franked) per share paid on 22 October 2010	46.9	—

Final ordinary dividend for the year ended 30 June 2009 of 10 cents (100% franked) per share paid on 9 October 2009	—	18.2
Since the end of the half year, the directors have determined the payment of an interim dividend of 12.0 cents per share, franked at 42% based on tax paid at 30%. The estimated amount of the dividend expected to be paid on 8 April 2011 out of consolidated retained earnings, but not recognised as a liability at the end of the half year, is approximately A$24.6 million.
Note 10 — Contingencies
In the ordinary course of business, the Group is required to provide guarantees and letters of credit in respect of the performance of contracts and workers compensation insurance. The amounts of the guarantees provided by the Group as at 31 December 2010 and 30 June 2010 were A$43.4 million and A$45.7 million, respectively.
Note 11 — Events occurring after the balance sheet date
On 14 January 2011, the Group purchased certain assets and the business of Commercial Metal Recycling Services. This business is a ferrous and non-ferrous scrap processor that operates a network of eight yards across Queensland, Australia. The purchase consideration was not significant to the Group.
The Group’s business in Queensland is well recovered from the recent natural disasters and is nearly completely operational. There have been disruptions, as well as property damage, which will be largely recovered from commercial insurance. There will be some impact on the Group’s third quarter financial results, but it is not expected to be material on the fiscal 2011 financial results.
No other matters or circumstances have arisen since the end of the half year which have significantly affected or may significantly affect the Group’s operations, the results of those operations, or the state of affairs of the Group in future financial years.

Sims Metal Management Limited
Directors’ Declaration
In the Directors’ opinion:
(a)	the financial statements and notes set out on pages 4 to 15 are in accordance with the Corporations Act 2001, including:
i.	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii.	giving a true and fair value view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half year ended on that date, and
(b)	there are reasonable grounds to believe that Sims Metal Management Limited will be able to pay its debts as and when they become due and payable.
The declaration is made in accordance with a resolution of the Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	New York
17 February 2011	17 February 2011

Independent auditor’s review report to the members of Sims Metal Management Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Sims Metal Management Limited which comprises the balance sheet as at 31 December 2010, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Sims Metal Management Limited Group (the consolidated entity). The consolidated entity comprises both Sims Metal Management Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Sims Metal Management Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
DX 77 Sydney, Australia
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sims Metal Management Limited is not in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.
PricewaterhouseCoopers

Andrew J Parker	Sydney
Partner	18 February 2011